COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
AMONG DIMON INCORPORATED, THE S & P 500 INDEX,
THE S & P SMALLCAP 600 INDEX AND A PEER GROUP



* $100 INVESTED ON 6/30/95 IN STOCK OR INDEX -
  INCLUDING REINVESTMENT OF DIVIDENDS.
  FISCAL YEAR ENDING JUNE 30.